From: Sit Mutual Funds
To:
Subject: Global Investment Outlook
Date: Thursday, January 09, 2020 12:13:07 PM

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Global Investment Outlook & Strategy

Executive Summary

January 9, 2020

After a turbulent end to 2018, the S&P 500 Index produced its second strongest gain in two decades in 2019, as investors battled their way through an often chaotic, news-driven year. The U.S. economy enters 2020 on solid footing, aided by precautionary monetary easing, still-stimulative fiscal policy, a healthy consumer, muted inflation, reduced trade-related risks, and a prospective uptick in global growth. With the Federal Reserve now signaling an extended period of policy restraint, the lagged effect of the cumulative 75-basis point interest rate cut in 2019 will bolster domestic activity well into 2020. Finalization of both the "phase one" U.S.-China trade deal and the U.S.-Mexico-Canada Agreement should boost business confidence and spur capital spending as well.

From an investment perspective, the same set of conditions that has provided a near-perfect environment for stocks over the decade-long expansion appears sustainable over the intermediate-term, including slow economic growth and low interest rates underpinned by structural disinflationary pressures. With equity valuations now at "fair" levels, we believe an improvement in corporate earnings will be a key determinant of the direction and magnitude of equity returns going forward. While the "Goldilocks" environment is supportive of stocks near-term, 2020 is not without risks, including a re-escalation of the trade war, a further step down in economic growth, and unexpected inflation.

Click here to download our most recent Global Investment Outlook and Strategy paper. If you'd like to receive this via email or snail mail each quarter, just drop one of us a note.

To learn more about our funds, please visit our website at www.sitfunds.com or reach out to one of us.

Keith McFadyen
630-235-0065

Conner Murnighan
312-550-5809

krm@sitinvest.com fcm@sitinvest.com

General Disclosure

Investments are subject to risks, including the possible loss of principal. Past performance is not indicative of future performance. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The Fund's prospectus contains this and other important Fund information and may be obtained at www.sitfunds.com or by calling 1-800-332-5580.

Sit Mutual Funds
80 S 8th St. Suite #3300
Minneapolis, Minnesota 55402

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